EXHIBIT 1

Combined Letter, dated December 19, 2015

December 19, 2015

Dear Mr. Joseph and Mr. Wenker:

I am the largest shareholder in Stratus Properties and have been the largest shareholder since 2002. As will be apparent to you from the discussion below, I have had, and I still have, numerous disagreements with Mr. Armstrong and Stratus’ Board. From 1997 through December 22, 2012, I was the CEO of Mission West Properties, and am fully informed with respect to the characteristics of successful public real estate companies operated in the best interests of shareholders. Beyond the company’s numerous failures in this regard, a real estate company with an equity market value of less than $150 million, as has been the case with Stratus for years, should not be public. I have no interest in buying or running Stratus. Nor do I want any of my colleagues to purchase or run Stratus. I only want all shareholders – including myself — to have a better chance to realize the fair market value today rather than experience another ten years of a stagnant stock price, and the attendant risks of placing high leverage on development and land assets.

I trust that the Stratus Board or management has provided you with a copy of my shareholder proposal to be presented at the 2016 annual meeting of stockholders (“AMS” below), which I submitted to Stratus on December 8, 2015, two days before your appointments. My proposal requests that the Board immediately engage an investment banker to explore the sale of the company. In the transmittal letter, I also notified the Board of my intention to nominate two directors for election at the 2016 AMS. I have enclosed copies of the proposal and letter for your convenience. So far, I have received no direct reply from Stratus to my shareholder proposal submission, but I do note that three days after receiving my proposal package, Stratus publicly announced the expansion of its Board and your appointments.

This letter is my attempt to make sure that as you assume your fiduciary duties as board members, you understand why I submitted the shareholder proposal and the background for that proposal. The following explanation necessarily repeats some of the reasons for exploring a sale of the Company that I state in the supporting statement to the proposal, but amplifies those reasons with additional detail for you to consider, while also adding some additional reasons for concern not included in the supporting statement.

1.	Stratus has severely underperformed.

Stratus has chronically underperformed for years and does not have the scale to be successful as a public company. Little net value has been created for Stratus shareholders over the past 10 years. As of December 18, 2015, Stratus shares were down over 30% from the December 31, 2005 closing price while land and real estate values in Austin, Texas have appreciated dramatically. This compares to over 60% return for the S&P 500 and over 25% for the MSCI REIT index during the same period.

Return on historical book equity, adjusted for gains and losses on Stratus’ deferred tax asset, has averaged less than 3% a year over a ten-year period. Stratus has never paid a dividend.

2.	Stratus has suffered from a chronic misallocation of its capital.

Stratus has repeatedly overleveraged its balance sheet to pursue large, high-profile developments in which the company has no discernable strategic advantage. This has resulted in several dilutive financings and ill-timed asset sales.

Meanwhile, Stratus acknowledges that the development capital required for the land that it has owned for over 20 years requires hundreds of millions of dollars, which it cannot fund on its own.

As a result of its recent buyout of its partner in the Block 21 project and the pursuit of strip shopping center developments on land that it does not own, Stratus has encumbered virtually all of its properties with a patchwork of mortgages and loans. Most of this debt has floating interest rates with highly restrictive covenants, including a prohibition on share repurchases above $1 million, even as the shares languish at less than 50% of the company’s published net asset value estimate.

3.	Stratus’ shares have traded at a perpetual large discount to net asset value.

Stratus published an estimated net asset value of over $35 per share in May 2015. Since that date and for the past five years, Stratus shares have never traded above 50% of that estimate. This is not a reflection of the real estate market in Austin, Texas, but a commentary on the Company’s unfocused business plan, excessive overhead, high leverage, imprudent risk taking and small size.

4.	Stratus has suffered from a lack of board oversight of the executive compensation.

Stratus’ annual proxy statements are replete with references to aligning compensation with the interest of shareholders and the long-term performance of the stock and the company’s financial performance. To the contrary, the Board has rewarded underperformance. CEO Beau Armstrong has received compensation and benefits easily exceeding $20 million during his tenure, including the value of his equity incentive awards based on recent prices of Stratus shares. The value of his compensation over that period is more than $25 million if Stratus’ net asset value estimate is used to value his equity awards.

Unfortunately, investors in Stratus - like myself - have not been similarly rewarded with an acceptable return on the capital we have entrusted to Stratus, its Board and Mr. Armstrong over the years. The market value of Stratus’s stock has fluctuated from between approximately $140 million and less than $60 million over the past five years. Shareholders investing in Stratus stock in the spring of 2007, when the company embarked on the $300 million Block 21 project, have seen their investment erode by over 50%.

5.	Stratus does not need and will not thrive with the vague “five-year plan” announced in May 2015.

Stratus’s May 2015 investor presentation outlined a five-year plan. The plan is vague and often contradicts itself or is contradicted by Stratus’ subsequent actions. For example, there is a slide in the presentation entitled “Plan to Return Cash to Shareholders,” but other slides outline a multi-hundred-million-dollar development pipeline that Stratus cannot possibly fund on its own — especially if cash is being returned to shareholders. Furthermore, loan covenants entered into after the plan was released preclude or restrict stock buybacks and dividends, the only means of returning cash to shareholders.

In early 2015, Stratus announced that its Block 21 property would be sold, which would have been consistent with the May 2015 presentation. But within months, Stratus reported that there were no “acceptable” offers in spite of an extremely robust market for commercial property in downtown Austin. Instead, Stratus borrowed significant funds and bought out its partner at a near-record per-room price for an Austin hotel property.

Stratus’ plan is seriously deficient in not addressing the key questions for its owners: where is any specific proposal to return cash to shareholders or any plan to eliminate or even close the large discount between the stock price and net asset value of the company’s assets?

6.	Stratus’ overhead has been excessive.

For the ten year period through 2014, earnings before general and administrative expense totaled approximately $99.5 million, excluding non-cash changes in the deferred tax asset. A significant portion of this was generated from the sale of undeveloped land held since the early 1990s. During the same period, cumulative general and administrative expenses were $68.8 million, resulting in cumulative 10-year net income to shareholders of only $30.7 million, excluding changes in the value of Stratus’ deferred-tax asset.

Worse, Stratus’ “five-year plan” suggests additional cumulative overhead of $40-50 million, which understates the total anticipated cumulative overhead because it ignores the dilutive impact of Stratus’ routine issuance of stock grants to management at large discounts to the net asset value.

The overhead burden of a company this size structurally precludes an adequate return on capital, even with consistent successful execution, which has of course not occurred at Stratus.

7.	Stratus has actively thwarted attempts by shareholders to be represented on the Board.

In late 2011, after the stock had traded below $8 per share and the company was in danger of violating certain of its loan covenants, I notified the company of my intent to nominate a highly qualified independent director, William Lenehan, to the Board at the 2012 AMS. The Board honored this request by appointing Mr. Lenehan in advance of the annual meeting. After the deadline for nominating directors in 2012 had expired, the Board pressured an independent director, Bruce Garrison, to resign. Mr. Garrison had previously been recommended by me and first elected in 2002. I had not asked that another independent director be removed, nor did I announce any intent to run my nominee against a sitting director.

During the same time frame the Board appointed another director under the “auspices” of a stock-purchase agreement with James Moffett, a founder of Stratus’ predecessor company and who had acquired shares in a private placement not available to any of the other shareholders.

As a result, my intent to increase independent oversight of management was blunted and “gamed” by the incumbent directors. After Mr. Lenehan began raising concerns relating to corporate governance, among other things, the other Stratus directors did not nominate him for re-election at the 2015 AMS as I had understood and anticipated he would be. The company made no public or SEC disclosures of the real reasons for Mr. Lenehan not being nominated for re-election as a director. By remaining silent on the subject, the Board and management have not fulfilled the duty of candor they owe shareholders and have failed to disclose material information to its shareholders.

Whatever disagreements management and directors might have with my views on the direction of the company, this sort of maneuvering is wrong.

8.	Stratus employs antitakeover protections defenses and corporate governance practices that are excessive and have the effect of entrenching management.

In 2006, a shareholder proposed a shareholder proposal to declassify the staggered board of directors. In recommending a vote against that proposal, the board stated that a classified board is advantageous to shareholders because it protects against unfair and abusive takeover tactics; promotes the stability and continuity needed for implementation of long-term corporate strategy and focus on long-term performance; assures accountability to shareholders as well as a destaggered board; and is consistent with current good corporate governance standards.

Despite the board’s opposition, the proposal garnered more than 70% approval of the shares voted at the 2006 annual meeting. Stratus nevertheless declined to declassify the board.

It appears to me that the Stratus board has never met a takeover defense or a management entrenchment strategy it doesn’t like, and that the 2006 events recited above are representative of an attitude more consistent with a strategy of entrenching management than pursuing the best interests of Stratus’ shareholders. Consider that Stratus has: a poison pill rights plan; blank check preferred stock; a classified board; charter provisions that permit only the board to fix the number of directorships and to fill board vacancies; charter provisions that eliminate the right of shareholders to call special meetings of shareholders and to act by written consent; charter provisions that require an 85% supermajority vote by shareholders to approve business combinations with 20% shareholders unless “continuing directors” approve of the transaction; and charter provisions that require an 85% supermajority shareholder vote to eliminate or alter the classified board, prohibition against written consents or shareholder-called special meetings, or the business combination provisions. In addition, Stratus has bylaw provisions tightly controlling when and how shareholders may nominate directors for election or bring other matters for action at shareholder meetings. These kinds of corporate governance practices are widely viewed by institutional investors as the antithesis of best corporate governance practices. If the proxy advisor, Institutional Shareholder Services (which is widely referred to as “ISS”), makes voting recommendations regarding voting for the election of directors at Stratus’ annual meetings of stockholders and makes those recommendations in accordance with its current voting guidelines, I feel certain ISS recommends that the institutional investors that are its clients vote against the re-election of the current Stratus directors in view of Stratus’ corporate governance practices.

The original purpose for adopting those defenses – some of which date back to the spinoff of Stratus from Freeport-McMoran, when Freeport continued to guarantee Stratus’ debt – might have been and defensible. But two decades later, the cumulative effects of those mechanisms do not, in my judgment, serve the purposes laid out by Stratus in its 2006 defense of the classified board. Instead of merely protecting against unfair and abusive takeover tactics, they tend to smother, discourage, frustrate and dramatically increase the cost of a third party takeover proposal regardless of its tactics; they tend toward making the board less accountable to shareholders, as pointed out in my previous statements; they are not consistent with current standards of good corporate governance; and as for promoting stability and continuity for implementing long-term strategy and long-term performance, that is exactly the problem: they do shield management from shareholders and third parties who want management to stop pursuing poor performance and bad strategies.

But even if all of the many takeover defenses and entrenchment strategies were to fail and Mr. Armstrong and Stratus’ CFO, Erin Pickens, were terminated in an acquisition of Stratus, they still don’t have to worry. They have golden parachutes with Stratus under which Stratus would have paid out over $4.45 million to Mr. Armstrong and over $1.27 million to Mr. Pickens if they had been terminated upon a change of control on December 31, 2014. And that payout amount was calculated based on the assumption of a lower stock price than the Stratus’ closing price on December 17, 2015. Those golden parachutes come up for renewal soon. When they do, you will have to assess whether renewing those golden parachutes at the current or a different payout formula and your vote on those golden parachutes will truly serve the best interests of all of the Stratus shareholders.

On behalf of all shareholders, I intend to hold management and the Directors accountable for any lack of independence, unsound business decisions or failure to live up to their respective legal obligations to Stratus shareholders. I encourage you to contact me for any clarifications and would ask that management and the incumbent directors respond directly to any perceived inaccuracies or unfair context.

Sincerely,

Carl E. Berg (ceb@bergvc.com)

408-725-0700 x1

Attachment: Shareholder Proposal Package

cc:	Mr. William H. Armstrong III
Mr. Michael D. Madden
Mr. James C. Leslie
Mr. Charles W. Porter

December 8, 2015

Corporate Secretary

Stratus Properties Inc.

212 Lavaca Street

Suite 300

Austin, Texas 78701

VIA FEDERAL EXPRESS AND HAND DELIVERY

Re:	Shareholder Proposal for Inclusion in the Stratus Properties Inc. Proxy Statement relating to Stratus Properties Inc.’s 2016 Annual Meeting of Stockholders

Ladies and Gentlemen:

In accordance with Rule 14a-8 of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Exchange Act of 1934, as amended (“Rule 14a-8”), I hereby submit the proposal attached to this letter as Attachment A (the “Proposal”) to Stratus Properties Inc., a Delaware corporation (the “Company”), for inclusion, in accordance with Rule 14a-8, in the proxy statement of the Company to be used by the Company to solicit proxies for use at the Annual Meeting of Stockholders of the Company to be held in 2016 (the “2016 Annual Meeting”).

I am the beneficial owner of and hold more than 1% of the outstanding shares of the common stock, par value $0.01 per share, of Stratus Properties Inc. (“Common Stock”) on December 8, 2015. I have continuously beneficially owned and held more than 1% of the outstanding shares of Common Stock since prior to January 11, 2012, the date on which I filed my initial Schedule 13D relating to my ownership of shares of Common Stock with the Commission. (Prior to that time, I had reported my holdings of shares of Common Stock on Schedule 13G). I will continue to beneficially own and hold at least 1% of the outstanding shares of Common Stock continuously through the date of the Annual Meeting. In accordance with paragraph (b)(2) of Rule 14a-8, as evidence that I beneficially own and hold such shares of Common Stock and have done so continuously since at least January 11, 2012, I have attached to this letter as Appendix B-1, B-2, and B-3, respectively, copies of the following documents:

1.	My Schedule 13D with respect to my ownership of shares of the Common Stock (the “Schedule 13D”) as filed with the Commission on January 11, 2012;

2.	Amendment No. 1 to the Schedule 13D as filed with the Commission on January 12, 2012; and

3.	Amendment No. 2 to the Schedule 13D as filed with the Commission on February 26, 2015.

At the date of this letter, I have filed no other amendments to the Schedule 13D with the Commission.

Letter to Stratus Properties Inc.

December 8, 2015

In accordance with paragraph (h)(1) of Rule 14a-8, I or my personal representative (who will be a person qualified under the laws of the State of Delaware to present the Proposal on my behalf) will attend the 2016 Annual Meeting to present the Proposal.

Please be advised that I currently intend to nominate two persons for election as directors of the Company at the 2016 Annual Meeting in accordance with my rights as a shareholder under Article IV, Section 11 of the Company’s Bylaws. However, I do not undertake any obligation to notify you if my intentions in this regard change in any respect except as required by applicable law.

Very truly yours,

/s/ CARL E. BERG

Carl E. Berg

Attachment A

to Letter to Stratus Properties Inc. dated December 8, 2015

Resolved: The shareholders of Stratus Properties request that Stratus’s board of directors immediately engage a nationally recognized investment banking firm to explore the prompt sale, merger or other business combination of Stratus so shareholders may realize the true value of their Stratus shares.

Supporting Statement

This proposal is made by Carl Berg, Stratus’s largest shareholder since 2002.

1. The resolution’s proponent believes Stratus’s share value will only be maximized if Stratus is acquired in a sale, merger or other business combination.

2. Stratus’s management has demonstrated an inability to create acceptable shareholder value. As of December 4, 2015, Stratus’s shares are down 33% from their December 31, 2005 closing price. During the same period, Austin area real estate values have appreciated dramatically, the S&P 500 index was up 68% and the MSCI REIT index was up 29%.

3. Based on December 4, 2015 closing price of $15.69, the shares are trading at a 55% discount to management’s recently published net asset value estimate of over $35. The highest closing price over the five years preceding that date was $17.93.

4. CEO compensation is not aligned with shareholder interests or closely tied to performance. Despite Stratus’s unacceptable financial performance and share price, the CEO’s cumulative compensation totaled approximately $13.4 million between 2005 and 2014. His cash compensation increased 63% during the same period.

5. Stratus is again placing inappropriate leverage on its balance sheet to acquire more land and pursue high profile developments. In the past similar actions have imperiled Stratus and resulted in dilutive financings and ill-timed sales of core properties it had held for years. Alarmingly, Stratus’s debt grew from $135 million (adjusted for its portion of joint venture debt) at December 31, 2014 to $255 million at September 30, 2015.

6. Stratus’s recent buyout of its partner in the Block 21 project and pursuit of new shopping-center developments has led Stratus to again encumber all of its properties with a patchwork of mortgage loans and credit facilities, most with floating interest rates and highly restrictive covenants.

7. The proponent believes that Stratus’s significant general and administrative expenses, including significant executive compensation expenses, are a substantial burden on stockholder value. From 2005 through 2014 cumulative income before general and administrative expenses (excluding changes in the deferred tax asset) was $99.5 million, but general and administrative expenses consumed $68.8 million, or 69%, of that income leaving only $30.7 million in cumulative net income applicable to common stockholders for the ten-year period.

8. The proponent believes that Stratus’s assets are relatively liquid at something close to net asset value today before transaction costs and taxes and that the Board of Directors should take immediate steps to realize this value. A five-year plan is entirely unnecessary and fraught with risks.

Vote “FOR” this shareholder proposal to seek to maximize share value.

Attachment B-1

to Letter to Stratus Properties Inc. dated December 8, 2015

[Incorporated by Reference to Statement on Schedule 13D, filed by Carl E. Berg with the Securities and Exchange Commission on January 11, 2012]

Attachment B-2

to Letter to Stratus Properties Inc. dated December 8, 2015

[Incorporated by Reference to Amendment No. 1 to Statement on Schedule 13D, filed by Carl E. Berg with the Securities and Exchange Commission on January 12, 2012]

Attachment B-3

to Letter to Stratus Properties Inc. dated December 8, 2015

[Incorporated by Reference to Amendment No. 2 to Statement on Schedule 13D, filed by Carl E. Berg with the Securities and Exchange Commission on February 26, 2015]